Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) from continuing operations before taxes	$1,568	$503	$1,135	$(673)	$(168)
Sub-total of fixed charges	282	308	307	292	303
Sub-total of adjusted income (loss)	1,850	811	1,442	(381)	135
Interest on annuities and financial products	2,478	2,488	2,499	2,513	2,538
Adjusted income (loss) base	$4,328	$3,299	$3,941	$2,132	$2,673
Fixed Charges
Interest and debt expense (1)	$268	$286	$286	$261	$281
Interest expense related to uncertain tax positions	1	9	7	13	2
Portion of rent expense representing interest	13	13	14	18	20
Sub-total of fixed charges excluding interest on annuities and financial products	282	308	307	292	303
Interest on annuities and financial products	2,478	2,488	2,499	2,513	2,538
Total fixed charges	$2,760	$2,796	$2,806	$2,805	$2,841

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on annuities and financial products (2)	6.56	2.63	4.70	NM	NM
Ratio of adjusted income (loss) base to total fixed charges (2)	1.57	1.18	1.40	NM	NM

(1)	Interest and debt expense excludes a $5 million loss, $8 million loss, $5 million loss and $64 million gain related to the early retirement of debt in 2012, 2011, 2010 and 2009, respectively.
(2)
The ratios of earnings to fixed charges for the years ended December 31, 2009 and 2008, indicated a less than one-to-one coverage and are therefore not presented.  Additional earnings of $673 million and $168 million would have been required for the years ended December 31, 2009 and 2008, respectively, to achieve ratios of one-to-one coverage.